SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES ANNOUNCES ORDER FOR FOUR BOEING NEXT-GENERATION 737 AIRCRAFT

NEWS RELEASE	CONTACT:	Patricia Roquebert – Panama (507) 304-2672 Carmina Reyes – U.S. (210) 222-1933

COPA AIRLINES ANNOUNCES ORDER FOR
FOUR BOEING NEXT-GENERATION 737 AIRCRAFT
Copa’s fleet is one of the youngest in the Americas

PANAMA, December 30, 2008 – Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), and The Boeing Company today announced Copa’s firm order for four Boeing 737- 800 Next-Generation aircraft for delivery within the next three years. Copa now has increased its orders for Boeing 737 aircraft from nine to 13, with options for future orders.

“These additional aircraft will enable Copa to continue to strengthening its leadership position in the Latin American airline industry, as well as provide our passengers an attractive product and a highly efficient aircraft,” said Pedro Heilbron, CEO, Copa Airlines. “Our fleet plan is flexible, allowing us to replace aircraft as their leases expire or to support additional growth.”

Copa’s current fleet consists of 42 aircraft, 27 of which are Boeing Next-Generation 737 and 15 are Embraer 190. The Boeing 737-800 seats 160 passengers, 16 in Executive Class and 144 in the main cabin. The comfortable aircraft has a spacious interior, ample overhead luggage space, seats with adjustable headrests, and a 12-channel audio-visual entertainment system.

About Copa Holdings, S.A.

Copa Holdings S.A., through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries.  Aero República, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin.  For more information, visit www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 12/30/2008	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO